July 25, 2018

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 1-15467

Dear Mr. Thompson:

We have received your letter dated July 19, 2018, detailing your office’s review of the Vectren Corporation (the Company) Form 10-K for the Fiscal Year ended December 31, 2017 filed on February 21, 2018 (the “Comment Letter”). We have reviewed the Comment Letter and offer our response thereto as noted below. For your convenience, we have reproduced your comment and request for information below followed by our response.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 23

Results of Operations of the Utility Group, page 27

1.
We note that you present measures entitled “gas utility margin” and “electric utility margin,” which appear to be non-GAAP measures of gross profit. Please clearly identify these measures as non-GAAP measures. Please disclose why management believes the non-GAAP measures provide useful information to investors. Please also reconcile your non-GAAP measures to the closest GAAP measures (such as operating income) avoiding presentation of a full income statement reconciliation. Your reconciliations should begin with the GAAP measures so these non-GAAP measures do not receive undue prominence. Refer to SAB Topic 11:B as well as Question 102.10 of the Staff’s Non- GAAP Compliance and Disclosure Interpretations. Please note that this comment also applies to exhibits filed under Item 2.02 of Form 8-K. Finally, please also comply with the disclosure requirements in Regulation G as it relates to your disclosure of these measures in exhibits filed under Item 7.01 of Form 8-K.

Response:

We have historically disclosed, within Management's Discussion and Analysis ("MD&A"), the computation of “Gas utility margin” (Gas utility revenues less the cost of gas sold) and “Electric utility margin (Electric utility revenues less the cost of fuel and purchased power) and reflected that reconciliation from revenue to margin in the MD&A. These calculations are included on pages 29 and 30, respectively, of Vectren Corporation’s 2017 10-K. Further, page 29 includes information on how these measures are calculated and why management believes these measures of contribution are important. However, in future Form 10-K and Form 10-Q filings and other communications, as appropriate, we will supplement these disclosures with information indicating these measures are not specifically defined in accounting principles generally accepted in the United States ("GAAP"); and therefore, are non-GAAP measures. Further, we will ensure the presentation of these measures is not more prominent than the presentation of their closest GAAP measure, which we believe is gas utility revenues and electric utility revenues as presented on the income statement and in the segment footnote. Lastly, we will add language to indicate that these non-GAAP measures should not be considered a substitute for, or superior to, their closest measures calculated in accordance with GAAP. These changes will be incorporated into Vectren Corporation’s June 30, 2018 Form 10-Q to be filed with the Commission on or before August 9, 2018.

Notes to the Financial Statements, page 68

Note 3. Utility & Nonutility Plant, page 74

2.	Please tell us your consideration of disclosing the depreciable lives of non-utility property, plant and equipment. Refer to paragraph 13 of Rule 5-02 of Regulation S-X.

Response:

Historically, Vectren’s financial statements have contained nonutility plant disclosures including capitalization policy, detailed classification, level of accumulated depreciation, and level of capitalized interest. Also, overall property and plant related disclosures have been focused on utility plant as these assets comprise nearly 70 percent of consolidated assets and approximately 90 percent of property and plant assets. The level of nonutility plant is approximately 7 percent of total assets, and as such, in future 10-K filings, the Company will add the nonutility plant disclosures to incorporate the information required by paragraph 13 of Rule 5-02 of Regulation S-X, along with the depreciable lives of assets.

Should you have additional comments, please contact me at (812) 491-4305.

Sincerely,

/s/ M. Susan Hardwick

M. Susan Hardwick
Executive Vice President and Chief Financial Officer

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